ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM	Jimena Acuña Smith T +1 415 315 2306 jimena.smith@ropesgray.com

April 22, 2022

BY EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Kimberly Browning

Re:	Pax World Funds Series Trust I (File Nos. 002-38679, 811-02064) (the “Registrant”)

Dear Ms. Browning:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on April 7, 2022 in connection with Post-Effective Amendment No. 100, filed with the Commission on March 1, 2022 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), regarding Pax Global Environmental Markets Fund (the “Fund”). The Staff’s comments are summarized below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the prospectus.

PROSPECTUS

1.       Comment. In the Fees and Expenses section, please bold the following language: “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

Response. The requested change has been made.

2.       Comment. With respect to the following disclosure in the Principal Investment Strategies section, the Fund should describe the criteria it uses in determining what issuers it considers to have favorable ESG characteristics, consistent with its chosen ESG definition. The disclosure should include whether the Fund selects investments with reference to, for example, an ESG index, a third-party ratings organization, a proprietary screening (as well as the factors that the screen applies), or a combination of the above methods. The Fund also should describe its due diligence practices in applying its screening criteria to portfolio companies. For example, does the Fund use independent analysis of issuers or does it rely exclusively on third-party screening? Please also explain: (i) whether ESG criteria are applied to every investment or to only some investments made by the Fund, and (ii) whether ESG is the exclusive factor or one of several factors considered by the Fund.

“Under normal market conditions, the Global Environmental Markets Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in companies whose businesses and technologies focus on environmental markets, including alternative energy and energy management & efficiency; transportation solutions; water infrastructure & technologies; environmental services & resources; resource efficiency & waste management; digital infrastructure; and sustainable food & agriculture.”

Response. The Registrant respectfully notes that the Fund has been in operation for over 13 years and, in that time, its principal investment strategies have remained substantially the same. The Registrant believes that the Fund’s principal investment strategies disclosure adequately describes the Fund’s strategy and meets the requirements in Item 4(a) of Form N-1A. The Fund does not select investments with reference to an ESG index or a third-party ratings organization, but, as stated in the Fund’s Principal Investment Strategies section, based on the sub-adviser’s assessment of whether a company is well positioned to benefit from the transition to a more sustainable economy:

“The [Fund] follows a sustainable investing approach, investing in companies that the [Sub-Adviser] believes are well positioned to benefit from the transition to a more sustainable global economy, integrating environmental, social and governance (ESG) analysis and ratings into portfolio construction and managing the portfolio within certain risk parameters relative to the Fund’s benchmark universe of MSCI ACWI Index companies” (emphasis added).

In addition, the Registrant explains, in the Environmental, Social and Governance (ESG) Criteria section in Item 9, that the sub-adviser “[identifies] companies for our investment portfolios through proprietary systematic and fundamental analysis which incorporates long-term risks, including environmental, social and governance (ESG) factors” (emphasis added).

The Registrant also respectfully notes that the ESG Criteria of the Fund are disclosed in the Environmental, Social and Governance (ESG) Criteria section in Item 9, which states, in part:

“Impax’s environmental criteria include such issues as emissions, pollution prevention, recycling and waste reduction, clean energy and resource efficiency, climate change initiatives, biodiversity and habitat protection, and other policies and practices focused on environmental sustainability.”

The Registrant has reviewed the Fund’s current disclosure and believes that it appropriately describes its due diligence practices in applying its sustainability criteria to portfolio companies.

The Registrant respectfully notes that ESG criteria are applied to each holding in the Fund’s portfolio, except to the extent the Fund “may invest in exchange traded funds (ETFs), credit default swaps on indices, swap contracts or other instruments for cash management or hedging purposes, or to gain temporary market exposures,” as disclosed in the Environmental, Social and Governance (ESG) Criteria section in Item 9.

In response to the Staff’s comment, however, the following disclosure has been added to Item 9 to underscore the subjectivity involved in sustainability and ESG assessments:

“Companies in which the Fund invests do not necessarily meet exemplary standards in all aspects of sustainability or ESG performance; and we recognize that no company is perfect when it comes to corporate responsibility or sustainability. Our judgments regarding a company’s ESG profile may differ from those made by others, including by third-party rating agencies. We do believe, however, that well-managed companies that maintain good relations with employees, consumers, communities and the natural environment, and that strive to improve in those areas, will be better positioned for the transition to a more sustainable global economy and in the long run will better serve investors as well.”

3.       Comment. If the Fund invests significantly in any particular sector or industry, please add corresponding principal investment strategy and principal risk disclosure. The Staff notes that the Fund’s annual shareholder report states that it invests in the following sectors: energy efficiency sector (38.2%), water infrastructure & technologies sector (17.3%), food, agriculture & forestry sector (15.4%) and pollution control sector (11.5%).

Response. The Registrant respectfully notes that the Fund currently discloses Focused Investment Risk as a principal risk of the Fund, which states, in part, that focusing investments in a particular market or economic sector “(which may include issuers in a number of different industries, including the energy efficiency and water and infrastructure sectors, increases the risk of loss…” Accordingly, the Registrant believes that its current disclosure adequately describes the risks associated with the Fund’s investments in particular market or economic sectors and meets the requirements of Item 4(b)(1)(i) of Form N-1A.

4.       Comment. Please confirm that there are no additional principal investment strategies or principal risks associated with the remaining up to 20% of the Fund’s net assets.

Response. The Registrant confirms that all of the Fund’s principal investment strategies, including those employed with respect to any investments not counted towards compliance with the Fund’s 80% test, are disclosed.

5.       Comment. With respect to the following disclosure in the Principal Investment Strategies section, please consider deleting the parenthetical in this sentence:

“Under normal market conditions, the Global Environmental Markets Fund will invest primarily in equity securities (such as common stocks, preferred stocks and securities convertible into common and preferred stocks) of companies located around the world…”

Response. The Registrant respectfully submits that the parenthetical helps clarify the types of equity securities of companies located around the world in which the Fund will invest. Accordingly, the Registrant declines to make the requested change.

6.       Comment. In the Principal Investment Strategies section, there is a reference to convertible securities. Please confirm whether such securities include contingent convertible securities. If so, please consider what, if any, additional principal investment strategy and principal risk disclosure is appropriate.

Response. The Registrant confirms that investment in contingent convertible securities is not a principal investment strategy of the Fund.

7.       Comment. With respect to the following disclosure in the Principal Investment Strategies section, please consider revising the disclosure to explain the Fund’s policy under abnormal market conditions:

“Under normal market conditions, the Global Environmental Markets Fund will invest primarily in equity securities (such as common stocks, preferred stocks and securities convertible into common and preferred stocks) of companies located around the world, including at least 40% of its net assets in securities of non-U.S. issuers, including those located in emerging markets.”

Response. The Registrant respectfully notes that the Fund’s principal investment strategies state the Fund’s policy under abnormal market conditions:

“In response to unfavorable market or other conditions, the Global Environmental Markets Fund may deviate from its principal investment strategies by making temporary investments of some or all of its assets in high quality debt securities, cash and cash equivalents. The Global Environmental Markets Fund may not achieve its investment objective if it does so.”

8.       Comment. Please confirm supplementally that there are no other principal investment strategies regarding market capitalization other than investing in small and medium-sized capitalization companies.

Response. The Registrant confirms that the Fund currently has no principal investment strategies regarding market capitalization other than investing in small and medium-sized capitalization companies.

9.       Comment. Please define the phrase “positive environmental performance” and explain how this factors into the Fund’s principal investment strategy and selection of investments.

Response. The Registrant believes that the phrase “positive environmental performance” is sufficiently understood by a reasonable investor. The Registrant also respectfully submits that the Fund’s current disclosure adequately describes what is meant by positive overall environmental performance, as follows: “The Global Environmental Markets Fund seeks to invest in companies with positive overall environmental performance and whose products or services help other companies and countries improve their environmental performance, and seeks to avoid investing in companies with significant environmental problems or worsening environmental profiles” (emphasis added).

10.       Comment. In the Principal Investment Strategies section, the Registrant states as follows: “It is possible that, due to its investment strategies, the portfolio turnover rate of the Global Environmental Markets Fund may be significant. Portfolio turnover is not a principal consideration in investment decisions for the Fund, and the Fund is not subject to any limit on the frequency with which portfolio securities may be purchased or sold.” Please confirm whether portfolio turnover is a principal investment strategy of the Fund and whether Turnover Risk is a principal risk of the Fund.

Response. The Registrant respectfully submits that portfolio turnover may be a result of the Fund’s principal investment strategies, but is not itself a principal investment strategy of the Fund. The Registrant notes that the referenced disclosure was added in response to a previous Staff comment. In response to this Staff comment, the referenced disclosure has been removed.

11.       Comment. With respect to the following disclosure in the Principal Investment Strategies section, please explain what is meant by the phrase “expected to be” and whether this applies to all or only some of the Fund’s investments:

“Under normal market conditions, and as a result of the Adviser’s focus on risks and opportunities accompanying the transition to a more sustainable economy, the Fund is expected to be fossil fuel-free - not invested in securities of companies that the Adviser determines derive revenues or profits from exploration, production, refining or processing of thermal coal, oil or gas, or significant (generally more than 5%) revenues or profits from storage, distribution or power generation from the same.”

Response. In response to the Staff’s comment, the referenced phrase has been removed.

12.       Comment. As the Fund will invest in non-U.S. issuers, including those located in emerging markets, please briefly clarify that the Fund’s investments may be denominated in foreign currencies.

Response. In response to the Staff’s comment, the Fund’s Principal Investment Strategies section has been revised to add the following:

“The Fund’s investments may be diversified across multiple countries or geographic regions, or may be focused on a select geographic region, although the Global Environmental Markets Fund will normally have investments in a minimum of three countries other than the United States. The Fund’s investments in securities of non-U.S. issuers may be denominated in currencies other than the U.S. dollar.”

The Fund also has added Currency Risk as a principal risk.

13.       Comment. If the Fund is using third-party ratings organizations, please add disclosure regarding such provider(s) in the Principal Investment Strategies section. Please also consider adding corresponding principal risk disclosure, if applicable.

Response. Please see the response to Comment 2 above.

14.       Comment. The Staff notes that the principal investment strategies described in the Fund’s Item 9 disclosure appears to be largely duplicative of the principal investment strategies described in the Fund’s Item 4 disclosure. See Investment Management Guidance Update 2014-08. Please review the Fund’s Item 9 disclosure and consider removing disclosure that is repetitive of the Fund’s Item 4 disclosure.

Response. The Registrant has considered the Staff’s suggestion and determined not to make any changes to the referenced disclosure at this time.

15.       Comment. Please confirm that all principal investment strategies and principal risks of the Fund are summarized in Item 4.

Response. The Registrant so confirms.

16.       Comment. With respect to the disclosure in the Sustainable Investing section in Item 9, please clarify how such disclosure fits into the Fund’s strategy, including the criteria the Fund uses in determining what issuers it considers to have favorable or unfavorable ESG characteristics, consistent with its chosen ESG definition. To the extent the referenced disclosure is a component of the Fund’s principal investment strategy, please summarize such disclosure in Item 4.

Response. Please see the response to Comment 2 above.

17.       Comment. The Staff notes that, in the Environmental, Social and Governance (ESG) Criteria section in Item 9, the Registrant refers to the criteria used by the Fund to select its investments as “sustainability or ESG criteria.” Please consider revising the disclosure to clarify the difference between sustainability and ESG criteria.

Response. The Registrant respectfully submits that the terms “sustainability” and “ESG” are used interchangeably in the Fund’s disclosure. The Registrant also believes that these concepts are sufficiently understood by a reasonable investor.

18.       Comment. With respect to the following disclosure in the Environmental, Social and Governance (ESG) Criteria section in Item 9, please delete, or clarify the meaning of, the italicized phrases:

“Impax’s environmental criteria include such issues as emissions, pollution prevention, recycling and waste reduction, clean energy and resource efficiency, climate change initiatives, biodiversity and habitat protection, and other policies and practices focused on environmental sustainability.

Response. The Registrant believes that such disclosure is sufficiently understood by a reasonable investor. In response to the Staff’s comment, however, the Registrant has revised the referenced disclosure, as follows:

“Impax’s environmental criteria include such issues as emissions, pollution prevention, recycling and waste reduction, clean energy and resource efficiency, climate change initiatives, biodiversity and habitat protection, and companies’ policies and practices with respect to environmental sustainability.

19.       Comment. Please also clarify the meaning of the italicized disclosure in the Environmental, Social and Governance (ESG) Criteria section in Item 9:

“Overall, our objective is to construct investment portfolios with stronger sustainability and ESG profiles than their benchmark indices, so that our shareholders may benefit from what we believe will be the stronger risk-adjusted performance of these portfolios over the long term.”

Response. The Registrant respectfully submits that this objective is also discussed in the Fund’s principal investment strategy (“The [Fund] follows a sustainable investing approach, investing in companies that the [Sub-Adviser] believes are well positioned to benefit from the transition to a more sustainable global economy, integrating environmental, social and governance (ESG) analysis and ratings into portfolio construction and managing the portfolio within certain risk parameters relative to the Fund’s benchmark universe of MSCI ACWI Index companies.”), as well as in the Sustainable Investing section in Item 9 (“We believe this process enhances investment decisions and helps us construct investment portfolios made up of better long-term investments.”). Accordingly, the Registrant respectfully submits that the Fund’s current disclosure adequately establishes the meaning of the italicized phrase.

20.       Comment. With respect to the following disclosure in the Environmental, Social and Governance (ESG) Criteria section in Item 9, please clarify whether the Fund is investing in the noted instruments and, if not, please consider moving the disclosure to the Statement of Additional Information:

“To the extent the Fund may invest in exchange traded funds (ETFs), credit default swaps on indices, swap contracts or other instruments for cash management or hedging purposes, or to gain temporary market exposures, such instruments will not have been evaluated under Impax’s sustainability or ESG criteria.”

Response. The Registrant confirms that, while the Fund may invest in such instruments, it does not do so as a principal investment strategy. Accordingly, the Registrant believes it is appropriate to retain this disclosure in response to Item 9.

STATEMENT OF ADDITIONAL INFORMATION

1.       Comment. With respect to the following fundamental policy in the Investment Restrictions section, please confirm supplementally that the Fund is also not currently concentrating more than 25% of the value of its assets in a group of industries:

“Each fund may not… concentrate more than 25% of the value of its assets in any one industry.”

Response. The Registrant confirms that the Fund is not currently concentrated as defined by former Guide 19 to Form N-1A.

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Jimena Acuña Smith
Jimena Acuña Smith